UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 25, 2010

Commission File Number: 000-30354

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a statement dated May 25, 2010 relating to the Interim Results for the six months ended February 28, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/S/ LAI NI QUIAQUE
Name:	Lai Ni Quiaque
Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: May 25, 2010

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 1137)

INTERIM RESULTS

FOR THE SIX MONTHS ENDED 28 FEBRUARY 2010

HIGHLIGHTS

•	Solid subscriptions growth of 84,000 during six months to 1,027,000 as of 28 February 2010

•

The fastest growing residential broadband provider in Hong Kong. For the six months ended 28 February 2010, with net additions in broadband of 73,000 to 464,000, compared with 75,000 additions for the entire twelve months to 31 August 2009

•	Turnover grew by 9.0% year-on-year to HK$786.0 million driven by higher revenue contribution from our Fixed Telecommunications Network Service (FTNS) business of 14.0% year-on-year to HK$675.8 million

•	Core EBITDA (note) increased by 11.4% year-on-year to HK$258.5 million

•	Net profit up 54.6% year-on-year to HK$116.4 million with basic earnings per share amounted to HK17.3 cents versus HK11.6 cents for same period last year

•	Strong balance sheet with net debt to annualized EBITDA of 0.1x

•	Declared an interim dividend of HK6.5 cents per ordinary share versus HK3.0 cents per ordinary share for same period last year

Note:	Core EBITDA represents the EBITDA for any period plus or deduct any net (loss) or gain from extinguishment of 10-year senior notes.

The Board of Directors (the “Board” or the “Directors”) of City Telecom (H.K.) Limited (“City Telecom” or the “Company”) is pleased to present the consolidated income statement for the six months ended 28 February 2010 and the consolidated balance sheet as at 28 February 2010 of the Company and its subsidiaries (collectively referred to as the “Group”), which are unaudited and condensed.

UNAUDITED CONSOLIDATED INCOME STATEMENT

For the six months ended 28 February 2010

		Six months ended
	Note	28 February 2010 HK$’000	28 February 2009 HK$’000
Turnover	3	785,963	721,179
Network costs	4	(90,185)	(86,889)
Other operating expenses		(539,612)	(514,364)
Other (losses)/income, net	5	(4,251)	7,646
Finance costs		(12,255)	(31,623)

Profit before taxation	6	139,660	95,949
Income tax expense	8	(23,272)	(20,632)

Profit attributable to shareholders		116,388	75,317

Dividends	9	44,383	19,888

Basic earnings per share	10	HK17.3 cents	HK11.6 cents

Diluted earnings per share	10	HK16.5 cents	HK11.4 cents

UNAUDITED CONSOLIDATED BALANCE SHEET

As at 28 February 2010

	Note	28 February 2010 HK$’000	31 August 2009 HK$’000
Non-current assets

Goodwill		1,066	1,066
Fixed assets		1,375,019	1,302,380
Long-term prepayment		5,619	6,091
Deferred expenditure		10,970	12,786

		1,392,674	1,322,323

Current assets

Accounts receivable	11	129,650	120,192
Other receivables, deposits and prepayments		82,997	69,765
Deferred expenditure		32,301	36,674
Pledged bank deposits		15,044	15,038
Cash at bank and in hand		132,343	221,052

		392,335	462,721

Current liabilities

Accounts payable	12	37,802	37,555
Other payables and accrued charges		161,377	206,487
Deposits received		16,853	16,385
Deferred services revenue		108,682	115,070
Tax payable		1,772	1,993
Current portion – obligations under finance leases		222	202
Bank borrowings		40,000	—

		366,708	377,692

Net current assets		25,627	85,029

Total assets less current liabilities		1,418,301	1,407,352

	Note	28 February 2010 HK$’000	31 August 2009 HK$’000
Non-current liabilities

Deferred tax liabilities		37,343	15,709
Derivative financial instrument		4,973	—
Long-term debt and other liabilities		123,901	163,116

		166,217	178,825

Net assets		1,252,084	1,228,527

Capital and reserves

Share capital	13	68,281	66,418
Reserves		1,183,803	1,162,109

Total equity attributable to equity shareholders of the Company		1,252,084	1,228,527

Notes:

1	BASIS OF PREPARATION AND ACCOUNTING POLICIES

The Company’s unaudited interim financial statements for the six months ended 28 February 2010 have been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited; and comply with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, issued by the International Accounting Standards Board (the “IASB”) and Hong Kong Accounting Standard (“HKAS”) 34, “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”). It was authorised for issuance on 25 May 2010.

The unaudited interim financial statements have been prepared in accordance with the same accounting policy adopted in the financial statements for the year ended 31 August 2009, except for the accounting policy changes that are expected to be reflected in the financial statements for the year ending 31 August 2010. Details of these changes in accounting policies are set out in note 2.

The preparation of an interim financial report in conformity with IAS 34 and HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

The interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the financial statements for the year ended 31 August 2009. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) issued by the IASB and Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the HKICPA.

The financial information relating to the financial year ended 31 August 2009 that is included in the condensed consolidated interim financial statements as being previously reported information does not constitute the Company’s statutory financial statements for that financial year but is derived from those financial statements. The statutory financial statements for the year ended 31 August 2009 are available at the Company’s registered office. The independent auditors have expressed an unqualified opinion on those financial statements in their report dated 5 November 2009.

2	SIGNIFICANT ACCOUNTING POLICIES

The IASB has issued a number of new or revised IFRSs, which term collectively includes IASs and Interpretations, that are first effective or available for early adoption for the current accounting period of the Group. The equivalent new or revised HKFRSs, which term collectively includes HKASs and Interpretations, consequently issued by the HKICPA as a result of these developments have the same effective date as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB.

Of these, the following developments are relevant to the Group’s financial statements:

–	IFRS/HKFRS 8, Operating segments

–	IAS/HKAS 1 (revised 2007), Presentation of financial statements

–	Amendments to IFRS/HKFRS 7, Financial instruments: Disclosure – improving disclosures about financial instruments

The impact of these developments is as follows:

IFRS/HKFRS 8 requires segment disclosure to be based on the way that the Group’s chief operating decision-maker regards and manages the Group, with the amounts reported for each reportable segment being the measures reported to the Group’s chief operating decision-maker for the purposes of assessing segment performance and making decisions about operating matters. The new requirement under IFRS/HKFRS 8 is consistent with the Group’s segment information presented in prior years. The adoption of HKFRS 8 has had no material impact on the reportable segments being identified and disclosed.

As a result of the adoption of IAS/HKAS 1 (revised 2007), details of changes in equity during the period arising from transactions with equity shareholders in their capacity as such have been presented separately from all other income and expenses in a revised consolidated statement of changes in equity. All other items of income and expense are presented in the consolidated income statement, if they are recognised as part of profit or loss for the period, or otherwise in a new primary statement, the consolidated statement of comprehensive income. Corresponding amounts have been restated to conform to the new presentation. This change in presentation has no effect on reported profit or loss, total income and expense or net assets for any period presented.

As a result of the adoption of the amendments to IFRS/HKFRS 7, disclosure requirements are expanded for the fair value measurement of the Group’s financial instruments, categorising these fair value measurements into a three-level fair value hierarchy according to the extent to which they are based on observable market data. The Group will provide the required expanded disclosures in its annual financial statements for the year ending 31 August 2010.

3	TURNOVER AND SEGMENT INFORMATION

The Group is principally engaged in the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada.

(a)	Segment information

The Group has 2 reportable segments, as described below, which are the Group’s strategic business units. The strategic business units offer different services, and are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the chief operating decision-maker reviews internal management reports on a monthly basis. The following summary describes the operations in each of the Group’s reporting segments:

– International telecommunications	:	provision of international long distance calls services

– Fixed telecommunications network	:	provision of dial up and broadband Internet access services, local voice-over-IP services and IP-TV services and corporate data services

The Group’s inter-segment transactions mainly consist of provision of leased lines services. These transactions were entered into on similar terms as those contracted with third parties.

		Six months ended 28 February 2010
	International telecomm- unications services HK$’000	Fixed telecomm- unications network services HK$’000	Elimination HK$’000	Group HK$’000
Turnover
External sales	110,178	675,785	—	785,963
Inter-segment sales	2,833	8,116	(10,949)	—

	113,011	683,901	(10,949)	785,963

Segment results	33,202	122,964		156,166

		Six months ended 28 February 2009
	International telecomm- unications services HK$’000	Fixed telecomm- unications network services HK$’000	Elimination HK$’000	Group HK$’000
Turnover
External sales	128,420	592,759	—	721,179
Inter-segment sales	2,837	10,381	(13,218)	—

	131,257	603,140	(13,218)	721,179

Segment results	32,203	87,723		119,926

	International tele- communications services HK$’000	Fixed tele- communications network services HK$’000	Group HK$’000
Segment assets
As at 28 February 2010	197,557	1,587,452	1,785,009

As at 31 August 2009	297,516	1,487,528	1,785,044

(b)	Reconciliation of reporting segment profit or loss

	Six months ended
	28 February 2010 HK$’000	28 February 2009 HK$’000
Segment results	156,166	119,926
Other (losses)/income, net	(4,251)	7,646
Finance costs	(12,255)	(31,623)

Profit before taxation	139,660	95,949

(c)	Hong Kong Broadband Network Limited (“HKBN”), a wholly-owned subsidiary of the Group, is a Fixed Telecommunications Network Services (“FTNS”) licensee and provides interconnection services to enable delivery of telecommunications service to customers of different operators. Since the FTNS license was granted by the Telecommunication Authority (“TA”) and interconnection services have been provided, HKBN has been billing mobile operators for the interconnection services provided to them and recognising revenue (“mobile interconnection charges”) based on management’s best estimate of the amounts to be collected. In prior years, majority of the mobile operations rejected HKBN’s demand for payment of mobile interconnection charges. As a result of non-payment by certain mobile operators, in 2004, the Group requested the TA to make a determination (the “2004 Determination”) on the level of mobile interconnection charges payable by one of the mobile operators (“mobile operator under dispute”) to HKBN; and the effective date of the determined mobile interconnection charges.

In June 2007, the TA issued the 2004 Determination which set out the rates of mobile interconnection charge payable by the mobile operator under dispute for interconnection services provided by HKBN for the period from

1 April 2002 to 31 August 2004 and the mobile operator under dispute paid mobile interconnection charge for the relevant period accordingly.

Subsequent to June 2007, HKBN entered into contractual agreements with several mobile operators which agreed to pay mobile interconnection charges based on the 2004 Determination for the period from 1 April 2002 to 31 August 2004 and with respect to the period from 31 August 2004 at the interim rate stated in the contractual agreements. The interim rate is subject to adjustment based on further determination to be issued by the TA.

In February 2008, since certain mobile operators had still not yet settled their mobile interconnection charges for interconnection services provided by HKBN, HKBN requested the TA to make a new determination on the rate of mobile interconnection charge and interest thereon with four mobile operators.

In September 2008, the TA indicated that it accepted HKBN’s request for determination on the rate of mobile interconnection charges for the period from 1 April 2002 to 26 April 2009 payable by the mobile operators that have not reached contractual agreements with HKBN, and the rate for the period from 1 September 2004 to 26 April 2009 payable by those mobile operators that have reached contractual agreements with HKBN, and the interest rate thereon (the “2008 Determination”).

In November 2009, the TA issued a preliminary analysis (the “2009 PA”) in respect of the 2008 Determination. The TA invited HKBN and the mobile operators covered by the 2008 Determination to make representations in relation to the 2009 PA on or before 24 December 2009. As of 28 February 2010, the TA had not made a final ruling on the 2008 Determination.

Included in the accounts receivable balance as at 28 February 2010 were receivable relating to mobile interconnection charges of HK$68,763,000 (31 August 2009: HK$68,802,000), representing the amount of mobile interconnection charges management expects to collect.

4	NETWORK COSTS

Network costs mainly include interconnection charges paid to local and overseas carriers, leased line rentals, program fees, and production costs for the IP-TV service, and do not include depreciation charge which is included in other operating expenses.

5	OTHER (LOSSES)/INCOME, NET

	Six months ended
	28 February 2010 HK$’000	28 February 2009 HK$’000
Interest income	591	3,722
Other income	4,946	1,169
Net exchange (loss)/gain	(138)	2,566
Realised gain on other financial assets	—	189
Loss on extinguishment of 10-year senior notes	(9,650)	—

	(4,251)	7,646

6	PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging and (crediting) the following:

(a)	Finance costs

	Six months ended
	28 February 2010 HK$’000	28 February 2009 HK$’000
Interest element of finance leases	21	12
Interest on 10-year senior notes	6,069	31,162
Interest on bank borrowings	729	—
Change in fair value of derivative financial instrument	4,973	—
Other finance costs	463	449

	12,255	31,623

(b)	Other items

	Six months ended
	28 February 2010 HK$’000	28 February 2009 HK$’000
Advertising and marketing expenses	182,456	153,863
Amortisation of deferred expenditure	27,484	25,142
Depreciation of owned fixed assets	97,167	107,855
Depreciation of fixed assets held under finance leases	357	290
Provision for doubtful debts	10,759	5,754
Gain on disposal of fixed assets	(185)	(336)

7	TALENT COSTS

	Six months ended
	28 February 2010 HK$’000	28 February 2009 HK$’000
Salaries, wages and other benefits	248,890	242,155
Equity settled share-based transactions	1,289	1,830
Retirement benefit costs – defined contribution plans	19,238	17,554
Less: Talent costs capitalised as fixed assets	(10,927)	(8,640)

	258,490	252,899

Talent costs are presented/classified in the consolidated income statement as follows:
– Network costs	5,693	7,065
– Advertising and marketing expenses	113,495	106,659
– Other operating expenses	139,302	139,175

	258,490	252,899

Talent costs include all compensation and benefits paid to and accrued for all individuals employed by the Group, including directors.

8	INCOME TAX EXPENSE

Hong Kong profits tax has been provided at the rate of 16.5% (for the six months ended 28 February 2009: 16.5%) on the estimated assessable profit for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the income tax rates prevailing in the overseas countries in which the Group operates.

The amount of income tax expense recorded in the consolidated income statement represents:

	Six months ended
	28 February 2010 HK$’000	28 February 2009 HK$’000
Current taxation
– Hong Kong profits tax
– provision for interim period	—	715
– over-provision in respect of prior years	(40)	—
– Overseas taxation
– provision for interim period	1,678	875
Deferred taxation relating to the origination andreversal of temporary differences	21,634	19,042

Income tax expense	23,272	20,632

9	DIVIDENDS

(a)	Dividends attributable to the interim period

	Six months ended
	28 February 2010 HK$’000	28 February 2009 HK$’000
Interim dividend declared and paid after the interim period end of HK6.5 cents per ordinary share (2009: HK3 cents per ordinary share)	44,383	19,888

At a board meeting held on 25 May 2010, the Directors has recommended to pay an interim dividend of HK6.5 cents per ordinary share in cash for the six months ended 28 February 2010 (for the six months ended 28 February 2009: HK3 cents per ordinary share). The interim dividend will be distributed on or about 25 June 2010 to shareholders whose names appear on the register of members of the Company as at the close of business on 18 June 2010.

The interim dividend has not been recognised as a liability at 28 February 2010.

(b)	Dividends attributable to the previous financial year, approved and paid during the interim period

	Six months ended
	28 February 2010 HK$’000	28 February 2009 HK$’000
Final dividend in respect of the financial year ended 31 August 2009, approved and paid during the following interim period, of HK16 cents per ordinary share (2009: HK2 cents per ordinary share)	108,735	13,014

10	EARNINGS PER SHARE

	Six months ended
	28 February 2010 HK$’000	28 February 2009 HK$’000
Profit attributable to shareholders	116,388	75,317

	Six months ended
	28 February 2010 Number of shares ’000	28 February 2009 Number of shares ’000
Weighted average number of ordinary shares

Issued ordinary shares at the beginning of the period	664,180	650,622
Effect of scrip dividend issued	—	202
Effect of share options exercised	9,025	77

Weighted average number of ordinary shares at the end of the period (basic)	673,205	650,901
Incremental shares from assumed exercise of share options	30,771	8,757

Weighted average number of ordinary shares at the end of the period (diluted)	703,976	659,658

Basic earnings per share	HK17.3 cents	HK11.6 cents

Diluted earnings per share	HK16.5 cents	HK11.4 cents

11	ACCOUNTS RECEIVABLE

The aging analysis of the accounts receivable is as follows:

	28 February 2010 HK$’000	31 August 2009 HK$’000
Current	38,139	32,427
0-30 days past due	16,243	13,663
31-60 days past due	5,798	3,953
Over 60 days past due (note)	75,108	73,309

	135,288	123,352
Less: Allowance for doubtful debts	(5,638)	(3,160)

	129,650	120,192

The majority of the Group’s accounts receivable are due within 30 days from the date of billings. Subscribers with receivable that are more than 3 months overdue are requested to settle all outstanding balance before further credit is granted.

Note:	The amounts over 60 days past due for the Group included receivables relating to mobile interconnection charges of HK$68,763,000 as at 28 February 2010 (31 August 2009: HK$68,802,000).

12	ACCOUNTS PAYABLE

The aging analysis of the accounts payable is as follows:

	28 February 2010 HK$’000	31 August 2009 HK$’000
Current-30 days	14,451	12,621
31-60 days	3,123	1,778
61-90 days	1,261	189
Over 90 days	18,967	22,967

	37,802	37,555

13	CAPITAL AND RESERVES

	Note	Share capital HK$’000	Share premium HK$’000	Capital reserve HK$’000	Capital redemption reserve HK$’000	Retained profits HK$’000	Exchange reserve HK$’000	Total HK$’000
At 1 September 2009		66,418	681,208	23,232	7	454,802	2,860	1,228,527
Total comprehensive income for the period		—	—	—	—	116,388	(200)	116,188
Dividend paid in respect of previous year	9(b)	—	—	—	—	(108,735)	—	(108,735)
Shares issued upon exercise of share options		1,863	19,818	(6,866)	—	—	—	14,815
Equity settled share-based transactions		—	—	1,289	—	—	—	1,289

At 28 February 2010		68,281	701,026	17,655	7	462,455	2,660	1,252,084

	Note		Share capital HK$’000	Share premium HK$’000	Capital reserve HK$’000	Capital redemption reserve HK$’000	Retained profits HK$’000	Exchange reserve HK$’000	Total HK$’000
At 1 September 2008			65,062	670,717	19,013	—	275,025	2,790	1,032,607
Total comprehensive income for the period			—	—	—	—	75,317	645	75,962
Shares issued in respect of scrip dividend of previous year	9(b	)	1,221	8,685	—	—	(9,906)	—	—
Dividend paid in respect of previous year	9(b	)	—	—	—	—	(3,108)	—	(3,108)
Shares issued upon exercise of share options			10	91	(33)	—	—	—	68
Equity settled share-based transactions			—	—	1,830	—	—	—	1,830

At 28 February 2009			66,293	679,493	20,810	—	337,328	3,435	1,107,359

14	NON-ADJUSTING POST BALANCE SHEET EVENT

On 28 April 2010, the Company completed an American Depositary Shares Offering and placed 4,025,000 American Depositary Shares (“ADSs”), representing 80,500,000 new ordinary shares of the Company to independent investors at US$13.00 (equivalent to approximately HK$100.91) per ADS. The Company received gross proceeds of US$52,325,000 (equivalent to approximately HK$406,178,045) from the ADS offering.

FINANCIAL REVIEW

City Telecom’s financial performance in 1H FY2010 was well ahead of 1H FY2009, substantially driven by our strong operational growth in the Fixed Telecommunications Network Service (FTNS) business, as well as lower financial costs. Our results in 1H FY2010 matched our expectation at the outset of the year:

1.	Record broadband subscription growth. For the six months to 28 February 2010, we achieved 73,000 net addition to 464,000 broadband subscriptions, which compared to 75,000 net additions for an entire twelve months to 31 August 2009.

2.	The Group turnover increased by 9.0% year-on-year to HK$786.0 million. FTNS continue to be the key growth factor contributing 86.0% of the Group turnover in 1H FY2010. On a year-on-year basis, FTNS business’s turnover increased by 14.0% to HK$675.8 million primarily due to the strong uptake of subscriptions during the period, which more than offset the decline in International Telecommunications Service (IDD) business of 14.2% year-on-year to HK$110.2 million.

3.	Grew EBITDA level despite record subscription growth. Our 1H FY2010 Core EBITDA is on the right track for our FY2010 guidance to match our FY2009 levels. Our Core EBITDA for 1H FY2010 increased by 11.4% to HK$258.5 million year-on-year.

4.	Substantial growth in net profit. Our 10-year senior notes buy backs during FY2009 delivered full period net interest savings in 1H FY2010. As such, profits attributable to our shareholders increased by 54.6% to HK$116.4 million in 1H FY2010 with basic earnings per share at HK17.3 cents (HK11.6 cents in 1H FY2009) and diluted earnings per share at HK16.5 cents (HK11.4 cents in 1H FY2009).

LIQUIDITY AND CAPITAL RESOURCES

As of 28 February 2010, the Group had cash at bank and in hand of HK$132.3 million (31 August 2009: HK$221.1 million) and outstanding borrowing of HK$164.1 million (31 August 2009: HK$163.3 million). Our borrowing consists mainly of long-term bank loan which amounted to HK$123.4 million (31 August 2009: our long-term liability consisted mainly of our outstanding 10-year senior notes which amounted to HK$162.6 million) and a short-term bank loan of HK$40.0 million (31 August 2009: Nil). During April 2010, we fully repaid the HK$40.0 million short-term bank loan from our available cash.

The debt maturity profiles of the Group as at 28 February 2010 and 31 August 2009 were as follows:

	28 February 2010 HK$’000	31 August 2009 HK$’000
Repayable within one year	40,222	202
Repayable in the second year	155	197
Repayable in the third to fifth year	123,723	263
Repayable after the fifth year	23	162,656

Total	164,123	163,318

As of 28 February 2010, all outstanding borrowings bear fixed or floating interest rate and are denominated in Hong Kong dollars. The Group’s net debt to net asset gearing ratio for the period is 0.025 times which is calculated as below:

28 February 2010 HK$’000
Net Debt (note)	31,780
Net Assets	1,252,084
Net gearing ratio (times)	0.025

Note:	Net debt is total bank borrowings, long term debt and other liabilities and obligations under finance leases less cash at bank and in hand but excluded pledged bank deposits.

As the Group was in net cash position as of 31 August 2009, no net gearing ratio is presented.

On 28 April 2010, we completed a placement of 80,500,000 new ordinary shares in the form of 4,025,000 ADSs (1 ADS = 20 ordinary shares) and raised gross proceeds of US$52.3 million (equivalent to approximately HK$406.2 million). After deducting the underwriter’s fees and aggregate offering expenses paid by us, we intend to use the net proceeds to launch our new domestic free television programme services in Hong Kong, and the remainder of the proceeds for general corporate purposes.

Our capital expenditure for this period was HK$176.9 million, higher than the same period last year of HK$145.9 million due to network expansion during the period. As of 28 February 2010, our network covers 1.68 million residential homes pass and 1,300 prime corporate buildings, representing an increase of approximately 60,000 homes pass and 70 corporate buildings during the six months period. We are on the right track to reach our target of 2.0 million residential homes pass, approximately 90% of Hong Kong’s total homes, and 1,800 corporate buildings by end calendar 2011. Despite the assertive expansion of our network coverage during the period, we generated a higher adjusted free cash flow, being “EBITDA less Capital Expenditure and less Net Finance Costs” of HK$60.3 million, compared with HK$58.2 million for the same period last year. Our capital expenditure utilised in 1H FY2010 was in line with our policy to maintain capital expenditure to below our EBITDA.

The on-going capital expenditure on our network development will be met by internally generated cash flow and unutilised banking facility and revolving facility. Our capital expenditure outlook for FY2010 and FY2011 is within our previously guided levels of HK$300 – 350 million per year in order to reach our network expansion targets stated above. After end of calendar year 2011, we expect maintenance capital expenditure to stabilize at around 10.0% of turnover while we had expansion capital expenditure at 22.5% of turnover in 1H FY2010. Overall, the Group’s financial position remains sound, with strong cash generation ensuring that adequate funds are available for continuous business and network expansion.

CHARGE ON GROUP ASSETS

At 28 February 2010, the Group had pledged deposits of US$0.65 million and HK$10.0 million for securing bank facilities of equivalent amount for using bank guarantees, letter of credits, hedging arrangements, bank loans and overdraft facilities (31 August 2009: pledged deposits of US$0.65 million and HK$10.0 million). At 28 February 2010, the Group has utilised HK$8.1 million banking facilities mainly for providing bank guarantees to suppliers and to utility vendors in lieu of utility deposits (31 August 2009: HK$7.8 million).

EXCHANGE RATES

All the Group’s monetary assets and liabilities are primarily denominated in either Hong Kong dollars or United States dollars. Given the exchange rate of the Hong Kong dollar to the United States dollar has remained close to the current pegged rate of HK$7.80 = US$1.00 since 1983, management does not expect significant foreign exchange gains or losses between the two currencies.

The Group is also exposed to a certain amount of foreign exchange risk based on fluctuations between the Hong Kong dollars and the Renminbi arising from its operations in the PRC. In order to limit this foreign currency risk exposure, the Group maintained Renminbi cash balance that approximates two to three months’ of operating Renminbi cash flow requirements.

CONTINGENT LIABILITIES

At 28 February 2010, the Group had total contingent liabilities in respect of guarantees provided to suppliers of HK$2.6 million (31 August 2009: HK$2.5 million) and to utility vendors in lieu of payment of utility deposits of HK$5.6 million (31 August 2009: HK$5.3 million).

Save as disclosed above, there are no material contingent liabilities.

BUSINESS REVIEW

Fixed Telecommunications Network Services (FTNS)

As guided in our FY2009 annual report, our focus for FY2010 is on growing our overall subscription base, in particular of our broadband base. After 10-year persistent investment into our Fibre network, during 1H FY2010, we shattered the one-millionth subscription mark and successfully expanded our triple-play subscriptions with net addition of 84,000 for a six months period to 1,027,000 as at 28 February 2010, comprised of 464,000 broadband, 406,000 local telephony and 157,000 IP-TV.

On 1 November 2009, we launched our “AWESOME SPEED. FOR EVERYONE” campaign, halving the price of our symmetric 100Mbps service to HK$99 per month (US$13). We have intentionally priced at below the psychologically important HK$100 level, to change customers mentally to ask “Why Not 100Mbps?” rather than “Why do I need 100Mbps?” Whilst two of our three competitors, copied our price cuts overnight, they were unable to match our bandwidth and/or our 100 Mbps coverage. As such our campaign generated overwhelming response with record net growth of 73,000 to 464,000 during six months to 28 February 2010, compared with a net growth of 75,000 for the 12 months to 31 August 2009. For the past three years, we were the only operator to gain broadband market share, making us the fastest growing broadband service provider in Hong Kong.

An integral part of our campaign is our Member-Get-Member element. We encourage our existing customers to refer a new customer, and in return both new and existing customers can enjoy a new HK$99 per month x 24-month contract. We believe our existing happy customers are our best and most cost effective sales channel. Since the launch of the program, approximately half of our additions have been existing customer referrals, which is critical to lower our acquisition costs. None of our competitors are offering a similar Member-Get-Member element on such a mass scale.

In general, the combination of lower ARPU and higher customer acquisition costs associated with record broadband subscription growth put pressure on our short term profitability. However, we are managing our customer acquisition cost with the introduction of lower cost channels such as Member-Get-Member referral and on-line registration platform, such that we expect to defend our Core EBITDA for the full year, despite an anticipated more competitive 2H FY2010 environment. In short, in addition to our Fibre service advantage, we strive to drive down our costs below our competitors such that we can be more profitable than industry at any given price point.

Our monthly churn rate remained consistently below 1.0%. We are confident that our very high service stickiness will allow us to be a price leader rather than a price taker, once we have established a larger subscription that approaches the incumbent base of around 1 million.

On local telephony, we achieved growth in an overall declining and highly competitive market, by taking market share. For the six months to 28 February 2010, via our service bundling strategy, we achieved moderate growth in subscriptions by 24,000 to 406,000.

On IP-TV, our focus is to improve our revenue yield per customer. To achieve this objective, we continued to enhance the value of our channel portfolio, with the selective addition of world class channels from Disney Channel, Discover Channel, Hallmark, SCI FI and TRACE music channel. Our IP-TV subscribers fell by 13,000 to 157,000 as we proactively collected back set-top-boxes from low yielding customers for the refurbishment and deployment to higher yielding customers. We see IP-TV as an add-on to our core broadband offering rather than as a standalone product. We see our role as building the leading unrestricted bandwidth highway for our customers to interact with the world, rather than determining what exclusive content our customers should watch.

International Telecom Services (IDD)

IDD traffic volume recorded a fall of approximately 6.1% in 1H FY2010 to 230 million minutes, when compared with the 245 million minutes as recorded in 1H FY2009. Revenue from IDD service contributed to 14.0% of the Group turnover. On IDD, our focus is still “cash flow and profitability first, volume come next”.

PROSPECTS

While growing our subscription base remains our key focus for FY2010, we are also setting the pillars for longer term top-line and bottom-line growth. On 14 April 2010, we launched our symmetric 1000Mbps (1 Gbps) broadband service at HK$199 per month (US$26). From our customers’ perspective, 1000Mbps is a 10x increase in capacity for 2x the cost. Increasingly, it is becoming common for a household to have multiple devices connecting to the internet, e.g. personal computers, laptops, smartphones, iPADs etc., which is ideally suited for our 1000Mbps service. From the Company’s perspective, 1000 Mbps is an effective ARPU and profitability increase as it runs on the same GPON (Gigabit Passive Optical Network) equipment as our entry level 100Mbps.

To fully capitalise our improving brand and widening network coverage, we have also made significant progress with our distribution channels:

1.	We operate 18 all-in-one Fibre shops, including 1 full service customer centre, all throughout Hong Kong, giving us a strong physical presence. Unlike our competitors’ large shops that stock a wide variety of services and electronic goods, we manage costs by keeping our shops highly focused on selling only our services, thereby containing our Fibre shop sizes to typically below 400-600 sq ft.

2.	We employ over 400 talented sales executives for our mobile kiosks and roaming road shows in major shopping centres. We believe that our Hong Kong sales force is amongst the highest standard and best trained in the telecom industry.

3.	We have expanded our Guangzhou call centre with an addition of a third location expanding our seat capacity from 1,200 to 1,600. Going against the trend of moving to lower cost locations, we have established our third Guangzhou location in CIC Building, at the heart of Guangzhou’s prime business district. This prime location allows us to attract and retain better Talents, in alignment with our premium service positioning.

In search for complimentary business growth, on 31 December 2009 we made an application for a domestic free television programme service licence in Hong Kong. By leveraging our existing HK$3 billion investment in fibre infrastructure, we estimate that for an incremental investment of HK$210 million, we can also offer free television services. We view free television to be an exciting opportunity with market revenue size of approximately HK$3.7 billion per year. Whilst there is no formal schedule of resolution for our licence application, we expect to get some clarity in the second half of 2010.

REAFFIRM GUIDANCE FOR FULL YEAR TO 31 AUGUST 2010

Consistent with our update FY2010 Guidance issued on 15 April 2010, our outlook for the twelve months ending 31 August 2010 is as follows:

•	Broadband subscriptions growth from 391,000 subscriptions as of 31 August 2009 to exceed 510,000 subscriptions by 31 August 2010

•	Mild revenue growth

•	EBITDA of HK$477 million, being equal to the total FY2009 EBITDA of HK$508 million minus the gain on extinguishment of 10-year senior notes of HK$31 million

•	Capital expenditure of HK$300-350 million

TALENT REMUNERATION

Including the directors of the Group, as at 28 February 2010, the Group had 3,098 permanent full-time Talents. The Group provides remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on both the Group’s performance as well as individual and team performances. The Group also provides comprehensive medical coverage, competitive retirement benefits schemes, Talent training programs and operates share option schemes.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold nor redeemed any of the Company’s listed securities during the six months ended 28 February 2010.

On 4 December 2009, the Company repurchased a portion of the 10-year senior notes with a cumulative principal value of US$1,500,000 (equivalent to HK$11,625,000) in the open market. The total consideration paid including accrued interest was approximately US$1,562,000 (equivalent to HK$12,103,000).

On 1 February 2010, the Company redeemed the then outstanding 10-year senior notes with principle value of US$19,863,000 (equivalent to HK$153,948,000) at the redemption price equal to 104.375% of the principal amount. The total consideration paid including accrued interest was approximately US$21,601,000 (equivalent to HK$167,624,000).

EVENT AFTER THE END OF THE REPORTING PERIOD

On 28 April 2010, the Company completed an American Depositary Shares Offering (“ADS Offering”) and placed 4,025,000 ADSs, representing 80,500,000 new ordinary shares of the Company to independent investors at US$13.00 (equivalent to approximately HK$100.91) per ADS. The Company received gross proceeds of US$52,325,000 (equivalent to approximately HK$406,178,045) from the ADS Offering. Further details of the ADS Offering are also set out in the announcement of the Company dated 29 April 2010.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

During the six months ended 28 February 2010, the Company has complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited.

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code in Appendix 10 to the Listing Rules as the code of conduct for securities transactions by Directors of the Company (the “Company Code”).

Having made specific enquiry of all Directors, the Company confirmed that the Directors have complied with the required standard as set out in the Company Code during the six months ended 28 February 2010.

REVIEW BY AUDIT COMMITTEE

The Audit Committee has reviewed and discussed with the management of the Company the unaudited interim results for the six months ended 28 February 2010.

The Audit Committee comprises three Independent Non-executive Directors, namely Mr. Lee Hon Ying, John (the Chairman of the Audit Committee), Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

INTERIM DIVIDEND

The Board has resolved to declare an interim dividend of HK6.5 cents per ordinary share in cash for the six months ended 28 February 2010 (six months ended 28 February 2009: HK3 cents per ordinary share) to shareholders of the Company whose names are recorded on the register of members of the Company as at 18 June 2010. Dividend warrants will be dispatched to shareholders of the Company on or around 25 June 2010.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 15 June 2010 to 18 June 2010 (both days inclusive) during which period no transfers of shares would be effected. In order to qualify for the interim dividend, all transfer of shares together with the relevant share certificates must be lodged with the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:30 p.m. on 14 June 2010.

By Order of the Board
City Telecom (H.K.) Limited Lai Ni Quiaque
Executive Director, Chief Financial Officer and Company Secretary

Hong Kong, 25 May 2010

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Mr. Yeung Chu Kwong, William (Chief Executive Officer), Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director is Dr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.